Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259833

PROSPECTUS SUPPLEMENT No. 1

October 6, 2022

(To Prospectus dated July 8, 2022)

NUTRIBAND INC.

1,056,000 Units, Each Consisting of One Share of Common Stock and a

 Warrant to Purchase One Share of Common Stock

On October 5, 2021, the Company consummated a public offering of 1,056,00 Units, at $6.25 per Unit, each Unit consisting of one share of common stock and a Warrant to purchase one share of common stock at an original exercise price of $7.50. Due to the August 15, 2022 7-for-6 forward split of our common stock, the 1,056,000 shares of common stock sold in the offering have been split-adjusted to 1,232,000 shares of common stock and the 1,056,000 warrants (the “Warrants”) to purchase 1,056,000 shares of common stock at an original exercise price of $7.50 per share have been split -adjusted to reduce the original exercise price to $6.43 per share. The listing of our shares of common stock and Warrants that were offered in the IPO on The Nasdaq Capital Market was effective October 1, 2021. The underwriters’ over-allotment option was exercised for 158,400 Warrants to purchase 184,800 (split-adjusted) shares of common stock. The shares of common stock and Warrants were separately transferable immediately upon issuance.

Our common stock and Warrants are traded on the NASDAQ Capital Market under the symbols “NTRB” and “NTRBW,” respectively. On Wednesday, October 5, 2022, the last reported sale price of our common stock was $4.14 per share, and the last reported sale price for the Warrants was $3.50 per Warrant.

Each Warrant is immediately exercisable, entitles the holder to purchase a share of common stock at a split-adjusted exercise price of $6.43 per share and will expire five (5) years from the date of issuance. Warrants to purchase 457,796 shares of common stock have been exercised, leaving Warrants to purchase an aggregate of 959,005 shares outstanding as September 30, 2022.

On July 26, 2022, our Board of Directors approved the amendment to our Articles of Incorporation to effect a 7-for-6 forward stock split (the “Stock Split”) of our outstanding common stock We filed the amendment in a Certificate of Change with the Secretary of State of Nevada on August 4, 2022. The stock-split was effective for trading purposes on the Nasdaq Capital Market on August 12, 2022. Each shareholder of record as of the August 15, 2022 record date received one (1) additional share of common stock for each six (6) shares held as of the record date. No fractional shares of common stock were issued in connection with the Stock Split. Instead, all shares were rounded up to the next whole share. The effects of the Stock Split on our capitalization are reflected in the financial statements contained in our Quarterly Report on Form 10-Q, attached as Annex 1 hereto.

This prospectus supplement incorporates into the Prospectus the information (other than information that is furnished and not deemed filed) contained in our attached: Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on September 8, 2022.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary —Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 6, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended July 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-55654

NUTRIBAND INC.

(Exact name of registrant as specified in its charter)

NEVADA	81-1118176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 South Orange Ave., Suite 1500, Orlando, FL	32801
(Address of Principal Executive Offices)	(Zip Code)

(407) 377-6695

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The number of shares outstanding of the issuer’s common stock, par value $0.001 per share, was 7,803,263 shares as of September 7, 2022.

NUTRIBAND INC.

i

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Certain information and footnote disclosures required under accounting principles generally accepted in the United States of America have been condensed or omitted from the following financial statements pursuant to the rules and regulations of the Securities and Exchange Commission.

The results of operations for the three and six months ended July 31, 2022 and 2021 are not necessarily indicative of the results for the entire fiscal year or for any other period.

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	July 31,	January 31,
	2022	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,344,558	$4,891,868
Accounts receivable	146,557	71,380
Inventory	161,830	131,648
Prepaid expenses	461,011	370,472
Total Current Assets	4,113,956	5,465,368

PROPERTY & EQUIPMENT-net	978,863	979,297

OTHER ASSETS:
Goodwill	5,349,039	5,349,039
Operating lease right of use asset	83,210	19,043
Intangible assets-net	862,004	926,913

TOTAL ASSETS	$11,387,072	$12,739,660

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$620,861	$639,539
Deferred revenue	145,914	106,267
Operating lease liability-current portion	19,526	19,331
Notes payable-current portion	17,623	14,119
Total Current Liabilities	803,924	779,256

LONG-TERM LIABILITIES:
Note payable-net of current portion	115,749	101,119
Operating lease liability-net of current portion	65,569	-
Total Liabilities	985,242	880,375

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value, 291,666,666 shares authorized; 7,843,146 shares issued at July 31, 2022 and 9,187,659 issued at January 31, 2022, 7,803,263 and 9,154,846 shares outstanding as of July 31,2022 and January 31, 2022, respectively	7,803	9,155
Additional paid-in-capital	30,264,359	29,966,132
Accumulated other comprehensive loss	(304)	(304)
Treasury stock, 39,883 and 32,813 shares at cost, respectively	(130,133)	(104,467)
Accumulated deficit	(19,739,895)	(18,011,231)
Total Stockholders’ Equity	10,401,830	11,859,285

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,387,072	$12,739,660

NUTRIBAND INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	July 31,		July 31,
	2022	2021	2022	2021

Revenue	$456,149	$213,739	$934,071	$647,227

Costs and expenses:
Cost of revenues	304,353	214,455	581,789	409,606
Research and development expenses	277,869	-	395,683	-
Selling, general and administrative expenses	908,173	481,526	1,676,724	1,034,827
Total Costs and Expenses	1,490,395	695,981	2,654,196	1,444,433

Loss from operations	(1,034,246)	(482,242)	(1,720,125)	(797,206)

Other income (expense):
Gain on extinguishment of debt	-	3,338	-	43,214
Interest expense	(4,429)	(41,019)	(8,539)	(81,888)
Total other income (expense)	(4,429)	(37,681)	(8,539)	(38,674)

Loss before provision for income taxes	(1,038,675)	(519,923)	(1,728,664)	(835,880)

Provision for income taxes	-	-	-	-

Net loss	$(1,038,675)	$(519,923)	$(1,728,664)	$(835,880)

Net loss per share of common stock-basic and diluted	$(0.12)	$(0.07)	$(0.20)	$(0.11)

Weighted average shares of common stock outstanding- basic and diluted	8,409,141	7,415,647	8,779,933	7,400,355

Other Comprehensive Loss:

Net loss	$(1,038,675)	$(519,923)	$(1,728,664)	$(835,880)

Foreign currency translation adjustment	-	-	-	-

Total Comprehensive Loss	$(1,038,675)	$(519,923)	$(1,728,664)	$(835,880)

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

Six Months Ended July 31, 2022
		Common Stock			Accumulated
		Number of		Additional Paid In	Other Comprehensive	Accumulated	Subscription	Treasury
	Total	shares	Amount	Capital	Income(Loss)	Deficit	Payable	Stock
Balance, February 1, 2022	$11,859,285	9,154,846	$9,155	$29,966,132	$(304)	$(18,011,231)	$-	$(104,467)

Exercise of warrants	296,875	55,417	$56	$296,819	-	-	-	-

Common stock returned in settlement	-	(1,400,000)	$(1,400)	$1,400	-	-	-	-

Treasury stock issued for services	93,100	28,583	$28	$(28)	-	-	-	93,100

Treasury stock repurchased	(118,766)	(35,583)	(36)	36	-	-	-	(118,766)

Net loss for the six months ended July 31, 2022	(1,728,664)	-	-	-	-	(1,728,664)	-	-

Balance, July 31, 2022	$10,401,830	7,803,263	$7,803	$30,264,359	$(304)	$(19,739,895)	$-	$(130,133)

Six Months Ended July 31, 2021

		Common Stock			Accumulated
		Number of		Additional Paid In	Other Comprehensive	Accumulated	Subscription	Treasury
	Total	shares	Amount	Capital	Income(Loss)	Deficit	Payable	Stock
Balance, February 1, 2021	$7,111,946	7,299,567	$7,300	$18,870,055	$(304)	$(11,835,105)	$70,000	$-

Common stock issued for proceeds and in payment for license	640,000	94,962	95	699,905	-	-	(60,000)	-

Common stock issued for services	400,000	21,119	21	409,979	-	-	(10,000)	-

Net loss for the six months ended July 31, 2021	(835,880)	-	-	-	-	(835,880)	-	-

Balance, July 31, 2021	$7,316,066	7,415,648	$7,416	$19,979,939	$(304)	$(12,670,985)	$-	$-

Three Months Ended July 31, 2022

		Common Stock			Accumulated
		Number of		Additional Paid In	Other Comprehensive	Accumulated	Subscription	Treasury
	Total	shares	Amount	Capital	Income(Loss)	Deficit	Payable	Stock
Balance, May 1, 2022	$11,080,110	9,128,010	$9,128	$29,966,159	$(304)	$(18,701,220)	$-	$(193,653)

Exercise of warrants	296,875	55,417	56	296,819	-	-	-	-

Common stock returned in settlement	-	(1,400,000)	(1,400)	1,400	-	-	-	-

Treasury stock issued for services	93,100	28,583	28	(28)	-	-	-	93,100

Treasury stock repurchased	(29,580)	(8,747)	(9)	9	-	-	-	(29,580)

Net loss for the three months ended July 31, 2022	(1,038,675)	-	-	-	-	(1,038,675)	-	-

Balance, July 31, 2022	$10,401,830	7,803,263	$7,803	$30,264,359	$(304)	$(19,739,895)	$-	$(130,133)

Three Months Ended July 31, 2021
		Common Stock			Accumulated
		Number of		Additional Paid In	Other Comprehensive	Accumulated	Subscription	Treasury
	Total	shares	Amount	Capital	Income(Loss)	Deficit	Payable	Stock
Balance, May 1, 2021	$7,835,989	7,415,648	$7,416	$19,979,939	$(304)	$(12,151,062)	$-	$-

Net loss for the three months ended July 31, 2021	(519,923)	-	-	-	-	(519,923)	-	-

Balance, July 31, 2021	$7,316,066	7,415,648	$7,416	$19,979,939	$(304)	$(12,670,985)	$-	$-

NUTRIBAND INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	July 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,728,664)	$(835,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	156,146	155,822
Amortization of debt discount	-	73,108
Amortization of right of use asset	29,967	-
(Gain) loss on extinguisment of debt	-	(43,214)
Common stock and treasury stock issued for services	93,100	225,000
Changes in operating assets and liabilities:
Accounts receivable	(75,177)	95,582
Prepaid expenses	(90,539)	(41,127)
Inventories	(30,182)	(19,752)
Deferred revenue	39,647	(22,142)
Operating lease liability	(28,370)	-
Accounts payable and accrued expenses	(18,678)	44,659
Net Cash Used In Operating Activities	(1,652,750)	(367,944)

Cash flows from investing activities:
Purchase of equipment	(68,009)	(49,396)
Net Cash Used in Investing Activities	(68,009)	(49,396)

Cash flows from financing activities:
Proceeds from sale of common stock	-	583,000
Proceeds from the exercise of warrants	296,875
Payment on note payable	(4,660)	(1,213)
Payment on finance leases	-	(12,182)
Purchase of treasury stock	(118,766)	-
Net Cash Provided by (used in) Financing Activities	173,449	569,605

Effect of exchange rate on cash	-	-

Net change in cash	(1,547,310)	152,265

Cash and cash equivalents - Beginning of period	4,891,868	151,993

Cash and cash equivalents - End of period	$3,344,558	$304,258

Supplementary information:

Cash paid for:
Interest	$8,539	$4,060

Income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:

Common stock returned in settlement	$1,400	$-

Common stock issued for prepaid consulting	$-	$400,000

Non-cash payment for license agreement	$-	$57,000

Common stock issued for subscription payable	$-	$70,000

Adoption of ASC 842 Operating lease asset and liability	$94,134	$-

Promissory note on equipment purchase	$32,843	$-

NUTRIBAND INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

as of and for the Six Months Ended July 31, 2022 and 2021

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Nutriband Inc. (the “Company”) is a Nevada corporation, incorporated on January 4, 2016. In January 2016, the Company acquired Nutriband Ltd, an Irish company which was formed by the Company’s chief executive officer in 2012 to enter the health and wellness market by marketing transdermal patches. References to the Company relate to the Company and its subsidiaries unless the context indicates otherwise.

On August 1, 2018, the Company acquired 4P Therapeutics LLC (“4P Therapeutics”) for $2,250,000, consisting of 250,000 shares of common stock, valued at $1,850,000, and $400,000, and a royalty of 6% on all revenue generated by the Company from the abuse deterrent intellectual property that had been developed by 4P Therapeutics payable to the former owner of 4P Therapeutics. The former owner of 4P Therapeutics has been a director of the Company since April 2018, when the Company entered into an agreement to acquire 4P Therapeutics. The former owner resigned as a director in January 2022.

4P Therapeutics is engaged in the development of a series of transdermal pharmaceutical products, that are in the preclinical stage of development. Prior to the acquisition of 4P Therapeutics, the Company’s business was the development and marketing of a range of transdermal consumer patches. Most of these products are considered drugs in the United States and cannot be marketed in the United States without approval by the Food and Drug Administration (the “FDA”). The Company entered a feasibility agreement as an initial step to seek FDA approval of its consumer transdermal products and its consumer products which are not being marketed in the United States.

With the acquisition of 4P Therapeutics, 4P Therapeutics’ drug development business became the Company’s principal business. The Company’s approach is to use generic drugs that are off patent and incorporate them into the Company’s transdermal drug delivery system. Although these medications have received FDA approval in oral or injectable form, the Company needs to conduct a transdermal product development program which will include the preclinical and clinical trials that are necessary to receive FDA approval before we can market any of our pharmaceutical products.

On August 25, 2020, the Company formed Pocono Pharmaceuticals Inc. (“Pocono Pharmaceuticals”), a wholly owned subsidiary of the Company. On August 31, 2020, the Company acquired certain assets and liabilities associated with the Transdermal, Topical, Cosmetic, and Nutraceutical business of Pocono Coated Products LLC (“PCP”). The net assets were contributed to Pocono Pharmaceuticals. Included in the transaction, Pocono Pharmaceuticals also acquired 100% of the membership interests of Active Intelligence LLC (“Active Intelligence”).

Pocono Pharmaceuticals is a coated products manufacturing entity organized to take advantage of unique process capabilities and experience. Pocono helps their customer with product design and development along with manufacturing to bring new products to market with minimal capital investment. Pocono Pharmaceutical’s competitive edge is a low-cost manufacturing base: a result of its unique processes and state of the art material technology. Active Intelligence manufactures activated kinesiology tape. The tape has transdermal and topical properties. This tape is used as the same as traditional kinesiology tape.

In December 2019, COVID-19 emerged and has subsequently spread world-wide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state and local governments and private entities proscribing various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining people who may have been exposed to the virus. The effect of these orders, government imposed quarantines and measures the Company and suppliers and customers it works with might have to take, such as work-at-home policies, may negatively impact productivity, disrupt our business and could delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and disruptions in our operations, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Financial Statements

The consolidated balance sheet as of July 31, 2022, and the consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the periods presented have been prepared by the Company and are unaudited. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders’ equity and cash flows for all periods presented have been made. The results of the six months ended July 31, 2022, are not necessarily indicative of the results to be expected for the full year. The consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in Nutriband’s Annual Report on Form 10-K for the year ended January 31, 2022.

Certain information and footnote disclosures required under generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted from these consolidated financial statements pursuant to the rules and regulations, including interim reporting requirements of the U.S. Securities and Exchange Commission (“SEC”). The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in our consolidated financial statements and accompanying footnotes. Actual results could differ from estimates.

The Company’s significant accounting policies are summarized in Note 1 in the Company’s Annual Report on Form 10-K for the year ended January 31, 2022. There were no significant changes to these accounting policies during the six months ended July 31, 2022.

Forward Stock Split

On July 26, 2022, our Board of Directors approved the amendment to our Articles of Incorporation to effect a 7 for 6 forward stock split (the “Stock Split”) of our outstanding common stock. The Company filed the amendment set forth in a Certificate of Change with the Secretary of State of Nevada on August 4, 2022. The 7:6 forward stock split was effective for trading purposes on the Nasdaq Capital Market on August 12, 2022. Each shareholder of record as of the August 15, 2022 record date received one (1) additional share for each six (6) shares held as of the record date. No fractional shares of common stock were issued in connection with the Stock Split. Instead, all shares were rounded up to the next whole share. In connection with the Stock Split, which did not require shareholder approval under the Nevada corporation law, the number of shares of common stock of the Company was increased in the same ratio as the shares of outstanding common stock were increased in the Stock Split, from 250,000,000 authorized shares to 291,666,666 authorized shares.

All share and per share information in these financial statements retroactively reflect the forward stock split.

Going Concern Assessment

Management assesses liquidity and going concern uncertainty in the Company’s condensed financial statements to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, management will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including timing and nature of projected cash expenditures or programs, its ability to delay or curtail expenditures or programs and its ability to raise additional capital, if necessary, among other factors. Based on this assessment, as necessary or applicable, management makes certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent it deems probable those implementations can be achieved and management has the proper authority to execute them within the look-forward period.

As of July 31, 2022, we had cash and cash equivalents of $3,344,558 and working capital of $3,310,032. For the six months ended July 31, 2022, the Company incurred an operating loss of $1,720,125 and use cash flow from operations of $1,652,750. The Company has generated operating losses since its inception and has relied on sales of securities and issuance of third-party and related-party debt to support cash flow from operations. In October 2021, the Company consummated a public offering and received net proceeds of $5,836,230. The Company also received to date $3,239,845 proceeds from the exercise of warrants.

Management has prepared estimates of operations for fiscal year 2022 and 2023 believes that sufficient funds will be generated from operations to fund its operations for one year from the date of the filing of these condensed consolidated financial statements, which indicates improved operations and the Company’s ability to continue operations as a going concern. The impact of COVID-19 on the Company’s business has been considered in these assumptions; however, it is too early to know the full impact of COVID-19 or its timing on a return to normal operations.

Management believes the substantial doubt about the ability of the Company to continue as a going concern is alleviated by the above assessment.

Principles of Consolidation

The consolidated financial statements of the Company include the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. The operations of 4P Therapeutics are included in the Company’s financial statements from the date of acquisition of August 1, 2018, and the operations of Pocono and Active Intelligence are included in the Company’s financial statements from the date of acquisition of September 1, 2020. The wholly owned subsidiaries are as follows:

Nutriband Ltd.

4P Therapeutics LLC

Pocono Pharmaceuticals Inc.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018 and determined no cumulative effect adjusted to retained earnings was necessary upon adoption. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is probable. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) recognize revenue as the performance obligations are satisfied.

Revenue Types

The following is a description of the Company’s revenue types, which include professional services and sale of goods:

●	Service revenues include the contract of research and development related services with the Company’s clients in the life sciences field on an as-needed basis. Deliverables primarily consist of detailed findings and conclusion reports provided to the client for each given research project engaged.

●	Product revenues are derived from the sale of the Company’s consumer transdermal and coated products. Upon the reception of a purchase order, we have the order filled and shipped.

Contracts with Customers

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Contract Liabilities

Deferred revenue is a liability related to a revenue producing activity for which revenue has not been recognized. The Company records deferred revenue when it receives consideration from a contract before achieving certain criteria that must be met for revenue to be recognized in conformity with GAAP.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the new revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For the Company’s different revenue service types, the performance obligation is satisfied at different times. The Company’s performance obligations include providing products and professional services in the area of research. The Company recognizes product revenue performance obligations in most cases when the product has shipped to the customer. When we perform professional service work, we recognize revenue when we have the right to invoice the customer for the work completed, which typically occurs over time on a monthly basis for the work performed during that month.

All revenue recognized in the income statement is considered to be revenue from contracts with customers.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by type and by geographical location. See the tables:

	Six Months Ended		Three Months Ended
	July 31,		July 31,
	2022	2021	2022	2021
Revenue by type
Sale of goods	$796,894	$541,251	$394,904	$213,739
Services	137,177	105,976	61,245	-
Total	$934,071	$647,227	$456,149	$213,739

	Six Months Ended		Six Months Ended
	July 31,		July 31,
	2022	2021	2022	2021
Revenue by geographic location:
United States	$934,071	$560,627	$456,149	$213,739
Foreign	-	86,600	-	-
	$934,071	$647,227	$456,149	$213,739

Accounts receivable

Trade accounts receivables are recorded at the net invoice value and are not interest bearing. The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-applicable accounts. For the six months ended July 31, 2022 and 2021, the Company recorded no bad debt expense for doubtful accounts related to account receivable.

Inventories

Inventories are valued at the lower of cost and reasonable value determined using the first-in, first-out (FIFO) method. Net realized value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods and work in process is comprised of material costs, direct labor costs and other direct costs and related production overheads (based on normal operating capacity). As of July 31, 2022 and January 31, 2022, the inventory consists primarily of raw materials.

Property, Plant and Equipment

Property and equipment represent an important component of the Company’s assets. The Company depreciates its plant and equipment on a straight-line basis over the estimated useful life of the assets. Property, plant and equipment is stated at historical cost. Expenditures for minor repairs, maintenance and replacement parts which do not increase the useful lives of the assets are charged to expense as incurred. All major additions and improvements are capitalized. Depreciation is computed using the straight-line method. The lives over which the fixed assets are depreciated range from 3 to 20 years as follows:

Lab Equipment	5-10 years
Furniture and fixtures	3 years
Machinery and equipment	10-20 years.

Intangible Assets

Intangible assets include trademarks, intellectual property and customer base acquired through business combinations. The Company accounts for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” The Company capitalizes certain costs related to patent technology. A substantial component of the purchase price related to the Company’s acquisitions have also been assigned to intellectual property and other intangibles. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Trademarks, intellectual property and customer base are being amortized over their estimated useful lives of ten years.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually on January 31, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceeds their fair value. The Company does not amortize goodwill in accordance with ASC 350. In connection with the Company’s acquisition of 4P Therapeutics LLC in 2018, the Company recorded Goodwill of $1,719,235. On August 31, 2020, in connection with the Company’s acquisition of Pocono Coated Products LLC and Active Intelligence LLC, the Company recorded Goodwill of $5,810,640. During the year ended January 31, 2022, the Company recorded an impairment charge of $2,180,836 reducing the Active Intelligence LLC Goodwill to $3,629,813. As of July 31, 2022 and January 31, 2022, Goodwill amounted to $5,349,039.

Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between the fair market value of the long-lived asset and the related book value.

Earnings per Share

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period.  Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock and potential shares of common stock outstanding during the period. Potential shares of common stock consist of shares issuable upon the exercise of outstanding options and common stock purchase warrants. As of July 31, 2022, and 2021, there were 1,570,954 and 165,468 common stock equivalents outstanding, that were not included in the calculation of dilutive earnings per share as their effect would be anti-dilutive.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services, and, since February 1, 2019, non-employees, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). As of February 1, 2019, pursuant to ASC 2018-07, ASC 718 was applied to stock-based compensation for both employees and non-employees.

Business Combinations

The Company recognizes the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the accounting literature. In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred. That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair value.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance.

The Company adopted ASU 2016-02 as amended effective February 1, 2019 using the modified retrospective approach. In connection with the adoption, the Company elected to utilize the Comparative Under 840 Option whereby the Company will continue to present prior period financial statements and disclosures under ASC 840. In addition, the Company elected the transition package of three practical expedients permitted under the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company completed the necessary changes to its accounting policies, processes, disclosure and internal control over financial reporting.

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Taxes are calculated in accordance with taxation principles currently effective in the United States and Ireland.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized.  In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.  In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Fair Value Measurements

FASB ASC 820, “Fair Value Measurements and Disclosure” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value.

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis during the reporting period. The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are defined as follows:

Level 1	-Observable inputs such as quoted market prices in active markets.

Level 2	-Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3	-Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, and accrued expenses approximate their fair value due to the short maturities of these financial instruments.

Reclassification

The Company has reclassified prior year amounts to show the allocation of depreciation expense to cost of goods sold.

Recent Accounting Standards

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies how to properly account for deferred revenue in a business combination. ASU 2021-08 is effective for periods after December 15, 2022. The Company adopted ASU 2021-08 on February 1, 2022. The adoption of ASU 2021-08 did not have a material effect on the Company’s consolidated financial statements.

The Company has reviewed all other FASB-issued ASU accounting pronouncements and interpretations thereof that have effective dates during the period reported and in future periods. The Company has carefully considered the new pronouncements that alter previous GAAP and does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

3.	PROPERTY AND EQUIPMENT

	July 31, 2022	January 31, 2022
Lab equipment	$144,585	$144,585
Machinery and equipment	1,229,333	1,138,530
Furniture and fixtures	19,643	19,643
	1,393,561	1,302,758
Less: Accumulated depreciation	(414,698)	(323,461)
Net Property and Equipment	$978,863	$979,297

Depreciation expense amounted to $91,237 and $90,913 for the six months ended July 31, 2022 and 2021, respectively. During the six months ended July 31, 2022 and 2021, depreciation expense of $69,845 and $54,132, respectively, have been allocated to cost of goods sold.

4.	NOTES PAYABLE

Notes Payable

On March 21, 2020, the Coronavirus Aid Relief and Economic Security Act (“CARES ACT” was enacted. The CARES ACT established the Paycheck Protection Program (“PPP”) which funds small businesses through federally guaranteed loans. Under the PPP, companies are eligible for forgiveness of principal and interest if the proceeds are used for eligible payroll costs, rent and utility costs. On June 17, 2020, the Company’s subsidiary, 4P Therapeutics, was advanced $34,870 under the PPP, all of which was forgiven as of April 30, 2021. The Company recorded a gain on the extinguishment of debt of $34,870 during the six months ended July 31, 2021.

In July 2020, a minority shareholder made an additional loan to the Company in the amount of $100,000. The loan is interest-free and due upon demand. In October 2021, the loan was converted into 17,182 common shares of the Company. The shares were issued at fair market value and no gain or loss was recorded for the transaction.

Active Intelligence, the Company’s newly acquired subsidiary, entered into an agreement with the Carolina Small Business Development Fund for a line of credit of $160,000 due October 16, 2029, with interest of 5% per year. The amount assumed was $139,184. The loan requires monthly payments of principal and interest of $1,697. During the year ended January 31, 2022, principal and interest payments of $8,344 were forgiven under the Cares Act. The amount, $8,344, has been recorded as a gain on the forgiveness of debt. During the six months ended July 31, 2022, the Company made $3,647 of principal payments. As of July 31, 2022, the amount due was $107,961, of which $10,370 is current.

On April 3, 2022, the Company entered into a retail installment agreement for the purchase of an automobile. The contract price was $32,274, of which $22,795 was financed. The agreement is for five years bearing interest at 2.95% per annum with payments of $495 per month. The loan is secured by automobile. As of July 31, 2022, the amount due was $21,759 of which $4,325 is current.

Finance Leases

Pocono had two finance leases secured by equipment. The leases mature in 2025 and 2026. The incremental borrowing rate is 5.0%. The amount due on the leases was $121,544, all of which was paid during the year ended January 2022.

Related Party Payable

On August 31, 2020, in connection with the Company’s acquisition of Pocono Products LLC, the Company issued to Pocono Coated Products LLC a promissory note, net of debt discount, in the amount of $1,332,893 with interest accruing at an annual rate of 0.17%, due on August 28, 2021, or immediately following the earlier of a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000. The members of Pocono Coated Products LLC, which include Mike Myer who is a related party, are shareholders of the Company. During the three months ended April 30, 2021, the Company recorded amortization of debt discount of $36,554. In October 2021, the note in the amount of $1,500,000 was paid in full.

Interest expense for the six months ended July 31, 2022, was $8,539. Interest expense for the six months ended July 31, 2021, was $81,888 including the amortization of debt discount of $73,108 and interest expense of $8,780.

4.	INTANGIBLE ASSETS

As of July 31, 2022 and January 31, 2022, intangible assets consisted of intellectual property and trademarks, customer base, and license agreement, net of amortization, as follows:

	July 31, 2022	January 31, 2022
Customer base	$314,100	$314,100
License agreement	50,000	50,000
Intellectual property and trademarks	817,400	817,400

Total	1,181,500	1,181,500

Less: Accumulated amortization	(319,496)	(254,587)

Net Intangible Assets	$862,004	$926,913

In February 2021, the Company acquired an IP license for $50,000, see Note 8- “Rambam Agreement” for further discussion regarding the license agreement. The value of the intangible assets, consisting of intellectual property, license agreement and customer base has been recorded at their fair value by the Company and are being amortized over a period of three to ten years. Amortization expense for the six months ended July 31, 2022, and 2021 was $64,909 and $64,009, respectively.

Year Ended January 31,
2023	$64,867
2024	129,776
2025	113,109
2026	113,109
2027	113,109
2028 and thereafter	328,034
$862,004

5.	RELATED PARTY TRANSACTIONS

a)	In connection with the acquisition of Pocono, the Company recorded various transactions and operations through Pocono Coated Products LLC, of which Mike Myer is a member and a related party. During the year ended January 31, 2022, the Company was advanced $7,862 in finance payments. As of January 31, 2022, the balance due Pocono was paid in full. The Company also issued a note in the amount of $1,500,000 to Pocono Coated Products LLC. In October 2021, the related party note payable was repaid. See Note 3 for further discussion.

b)	In May 2022, the Company issued stock awards to the Company’s CEO and independent members of the Board of Directors. The CEO received 11,667 shares and the four directors received 1,167 shares each. The Company recorded compensation expense of $53,200 in connection with the issuance of the shares.

6.	STOCKHOLDERS’ EQUITY

Preferred Stock

On January 15, 2016, the board of directors of the Company approved a certificate of amendment to the articles of incorporation and changed the authorized capital stock of the Company to include and authorize 10,000,000 shares of Preferred Stock, par value $0.001 per share.

On May 24, 2019, the board of directors created a series of preferred stock consisting of 2,500,000 shares designated as the Series A Convertible Preferred Stock (“Series A Preferred Stock”). On June 20, 2019, the Series A preferred Stock was terminated, and the 2,500,000 shares were restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such stock is once more designated as part of a particular series by the board of directors.

Common Stock

On June 25, 2019, the Company effected a one-for-four reverse stock split, pursuant to which each share of common stock became converted into 0.25 shares of common stock, and the Company decreased its authorized common stock from 100,000,000 to 25,000,000 shares.

On January 27, 2020, the Company amended its Articles of Incorporation to increase its authorized common shares from 25,000,000 authorized shares to 250,000,000 authorized shares.

On July 26, 2022, the Company effected a 7-for-6 forward stock split pursuant to which each shareholder of record as of the August 15, 2022, record date received one (1) additional share for each six (6) shares held as of the record date.

On August 4, 2022, the Company amended its Articles of Incorporation to increase its authorized common shares from 250,000,000 authorized shares to 291,666,666 authorized shares.

Activity during the Six Months Ended July 31, 2022

(a)	In March and May 2022, the Company purchased 35,583 shares of its common stock for $118,766 and recorded the purchase as Treasury Stock. In May 2022, the Company issued 28,583 shares of stock awards to management, directors and employees from the treasury shares and recorded the fair value of the compensation expense of $93,100. As of July 31, 2022, the Company holds 39,811 of its shares comprising the $130,133 of treasury stock.

(b)	On July 29, 2022, the Company received proceeds of $296,875 from the exercise of warrants and issued 55,417 shares of common stock.

(c)	In July 2022, the Company cancelled 1,400,000 shares received in connection with the settlement of a lawsuit. See Note 9 for further information.

Activity during the Six Months Ended July 31, 2021

(a)	On February 25, 2021, in connection with the Company’s License Agreement with Rambam, pursuant to a Stock Purchase Agreement with BPM Inno Ltd (“BPM”), the Company issued 94,962 shares of common stock to BPM and received proceeds of $700,000 to be applied to product development expenses under the License Agreement. The Company entered into the Stock Purchase Agreement with BPM in December 2020 and received a payment of $60,000 which is included in Stockholders’ Equity as Subscription Payable in the Company’s consolidated balance sheet as of January 31, 2021. In February 2021, BPM advanced a payment for the Company to Rambam in the amount of $57,000 for the license fee. The balance of the funds of $583,000 was received in February 2021. On February 15, 2021, the Company issued 14,583 shares of common stock, valued at $350,000, for consulting fees in connection with the Rambam License Agreement discussed in Note 8.

(b)	On February 25, 2021, the Company issued 6,536 shares of common stock, valued at $60,000, for consulting services pursuant to a consultant agreement commencing December 1, 2020. The Company has reflected $10,000 representing 1,090 shares as Subscription Payable in the Stockholders’ Equity in the Company’s consolidated balance sheet as of January 31, 2021.

7.	OPTIONS and WARRANTS

Warrants

The following table summarizes the changes in warrants outstanding and the related price of the shares of the Company’s common stock issued to management (87,500 warrants were issued to the Chief Financial Officer) and non-employees of the Company during the year ended January 31, 2022.

	Shares	Exercise Price	Remaining Life	Intrinsic Value
Outstanding, January 31, 2021	165,466	$11.99	2.16 years	$-

Granted	1,770,068	6.19	4.70 years	-

Expired/Cancelled	-	-	-	-

Exercised	(499,912)	6.43	-	-

Outstanding, January 31, 2022	1,435,622	6.91	3.93 years	-

Granted	-	-	-	-

Expired/Cancelled	-	-	-	-

Exercised	(55,417)	5.36	-	-

Outstanding- July 31, 2022	1,380,205	$6.34	3.56 years	$-

Exercisable - July 31, 2022	1,380,205	$6.34	3.56 years	$-

The following table summarizes additional information relating to the warrants outstanding as of July 31, 2022:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life(Years)	Weighted Average Exercise Price for Shares Outstanding	Number Exercisable	Weighted Average Exercise Price for Shares Exercisable	Intrinsic Value

$5.36	97,534	0.25	$5.36	97,534	$5.36	$-
$12.00	54,633	0.75	$12.00	54,633	$12.00	$-
$6.43	1,082,205	4.18	$6.43	1,082,205	$6.43	$-
$4.20	145,833	2.23	$4.20	145,833	$4.20	$-

Options

The following table summarizes the changes in options outstanding and the related price of the shares of the Company’s common stock issued to employees of the Company.

	Shares	Exercise Price	Remaining Life	Intrinsic Value
Outstanding, January 31, 2021	-	$-	-	-

Granted	190,751	4.26	2.97 years	-

Expired/Cancelled	-	-	-	-

Exercised	-	-	-	-

Outstanding, January 31, 2022	190,751	-	-	-

Granted	-	-	-	-

Expired/Cancelled	-	-	-	-

Exercised	-	-	-	-

Outstanding- July 31, 2022	190,751	$4.26	2.48 years	$-

Exercisable - July 31, 2022	190,751	$4.26	2.48 years	$-

The following table summarizes additional information relating to the options outstanding as of July 31, 2022:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life(Years)	Weighted Average Exercise Price for Shares Outstanding	Number Exercisable	Weighted Average Exercise Price for Shares Exercisable	Intrinsic Value

$4.58	46,666	2.48	$4.58	46,666	$4.58	$-
$4.16	144,085	2.48	$4.16	144,085	$4.16	$-

8.	SEGMENT REPORTING

	Six Months Ended			Three Months Ended
	July 31, 2022			July 31, 2022
	Transdermal	Contract		Transdermal	Contract
	Patches	Services	Total	Patches	Services	Total

Revenue	$796,894	$137,177	$934,071	$394,904	$61,245	$456,149
Gross profit	364,112	(11,830)	352,282	166,053	(14,257)	151,796
Gross profit %	46%	(9)%	37%	42%	23%	33%

	Six Months Ended			Three Months Ended
	July 31, 2021			July 31, 2021

Revenue	$541,251	$105,976	$647,227	$213,739	$-	$213,739
Gross profit	273,073	(35,452)	237,621	55,675	(56,391)	(716)
Gross profit %	50%	(33)%	37%	26%	(0)%	(0)%

9.	COMMITMENTS AND CONTIGENCIES

Legal Proceedings

Following a three-day trial, on July 20, 2022, the Orange County Circuit Court entered a Final Judgment in favor of Nutriband for breach of contract, replevin and rescission to rescind in the May 22, 2017 Share Exchange Agreement involving Nutriband, Advanced Health Brands Inc., and TD Therapeutics Inc. The Court directed the return and cancellation of the 1,400,000 Nutriband shares (adjusted for the 1-for-4 reverse stock split effective Jue 23, 2019 and the 7-for-6 forward stock split effective August 15, 2022) previously issued to Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy and John Baker.

Thereafter, by Settlement Agreement and Release dated August 19, 2022, all parties agreed that the above-referenced Final Judgment in favor of Nutriband is binding and enforceable, no appeal would be taken, related Ohio and New York lawsuits were dismissed and all of the original Nutriband share certificates issued to Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy and John Baker were returned to Nutriband.

Employment Agreements

The Company entered into a three-year employment agreement with Gareth Sheridan, our CEO, and Serguei Melnik, our President, effective February 1, 2022. The agreement also provides that the executives will continue as a director. The agreement provides for an initial term, commencing on the effective date of the agreement and ending on January 31, 2025, and continuing on a year-to-year basis thereafter unless terminated by either party on not less than 30 days’ notice given prior to the expiration of the initial term or any one-year extension. For their services to the Company during the term of the agreement, Mr. Sheridan and Mr. Melnik will receive an annual salary of $250,000 per annum, commencing on the effective date of the agreement. Mr. Sheridan and Mr. Melnik will also receive a performance bonus of 3.5% of net income before income taxes.

The Company entered into a three-year employment agreement with Gerald Goodman, our CFO, effective February 1, 2022. The agreement provides for an initial term, commencing on the effective date of the agreement and ending on January 31, 2025, and continuing on a year-to-year basis thereafter unless terminated by either party on not less than 30 days’ notice given prior to the expiration of the initial term or any one-year extension. For his services to the Company during the term of the agreement, Mr. Goodman will receive an annual salary of $210,000 per annum, commencing on the effective date of the agreement.

Rambam Agreement

On December 9, 2020, the Company entered into a License Agreement (the “License Agreement”) with Rambam Med-Tech Ltd. (“Rambam”), Haifa, Israel, to develop the RAMBAM Closed System Transfer Device (“CTSD”) and such other products as the parties agree to develop/commercialize. The Company will license from Rambam the full technology, IP, and title to CTSD in the field, with an Initial license fee of $50,000 and running royalties on net sales. The $50,000 license fee was paid by a third party at the direction of the Company in February 2021, at which time the agreement became effective. As of July 31, 2022, the development of the RAMBAM CSTD Device has been suspended until further notice as preliminary reviews and market research found the product was not commercially viable in its current form.

The Company had entered into a prior agreement, dated November 13, 2020, with BPM Inno Ltd., Kiryat, Israel (“BPM”), that, in consideration of BPM’s introduction of Rambam to the Company, provided for BPM to have the rights as the exclusive of agent of the Company with Rambam and any other parties similarly introduced by BPM, and for a commission payable to BPM by the Company of 4.5% of revenues received by the Company resulting from the introduction of Rambam (and any other companies as to which the exclusive agency of BPM was in effect), and for BPM’s payment of a royalty to Rambam. If the Company fails to commercialize the medical products subject to the License Agreement with Rambam within 36 months, under the November 13, 2020 agreement, BPM and the Company would share 50/50 in the revenues generated from sales of the licensed products from Rambam. This agreement further provides that it will be effective for a period of 10 years, with either party having the right to terminate on notice given 30 days prior to the desired termination, and also provided for certain territorial distribution rights of BPM as are set forth in the March 10, 2021 Distribution Agreement between the Company and BPM. As of July 31, 2022, no revenues have been earned and royalties have been accrued.

BPM Distribution and Stock Purchase Agreements

On March 10, 2021, the Company finalized the Distribution Agreement with BPM, providing for distribution of the medical products developed and produced under the License Agreement. Under the Distribution Agreement, BPM has the right to distribute the medical products in Israel and has a right of first refusal in relation to all other countries/states, other than United States, Korea, China, Vietnam, Canada and Ecuador, which are termed excluded countries.

Kindeva Drug Delivery Agreement

On January 4, 2022, the Company signed a feasibility agreement with Kindeva Drug Delivery, L.P. (“Kindeva”) to develop Nutriband’s lead product, AVERSAL Fentanyl, based on its proprietary AVERSAL abuse deterrent transdermal technology and Kindeva’s FDA-approved transdermal fentanyl patch (fentanyl transdermal system). The feasibility agreement is focused on adapting Kindeva’s commercial transdermal manufacturing process to incorporate AVERSAI technology.

The agreement will remain in force until the earlier of: (1) the completion of the work and deliverables under the Workplan; or (2) two (2) years after the Effective Date, after which time the agreement will expire.

The estimated cost to complete the feasibility Workplan is approximately $1.7 million and the timing to complete will be between eight to twelve months. Nutriband made an advance deposit of $250,000 in January 2022, to be applied against the final invoice. The Workplan has commenced in February 2022, and the parties believe the Workplan will be completed in the time estimated in the agreement. As of July 31, 2022, the Company has incurred expenses of $232,055 and the deposit of $250,000 is included in prepaid expenses.

Lease Agreement

On February 1, 2022, Pocono Pharmaceuticals entered into a lease agreement with Geometric Group, LLC for 12,000 square feet of warehouse space currently occupied by Active Intelligence. The monthly rental is $3,000 and the lease expires on January 31, 2025. The lease can be extended for an additional three years at the same monthly rental. The Company recorded a Right of Use asset in the amount of $94,134 in connection with the valuation.

10.	SUBSEQUENT EVENTS

(a)	On August 2, 2022, pursuant to the Company’s 2021 Employee Stock Option plan, the Company’s Board of Directors approved the issuance of options to management and members of the Board of Directors to purchase an aggregate of 137,083 shares of common stock at exercise prices of $4.09-$4.50 per share.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this report. Additionally, statements concerning future matters are forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended January 31, 2022, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Form 10-Q and information contained in other reports that we file with the SEC. You are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

We file reports with the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, except as required by law. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this quarterly report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

It should be noted that current public health threats could adversely affect our ongoing or planned business operations. In particular, the novel coronavirus (COVID-19) has resulted in quarantines, restrictions on travel and other business and economic disruptions. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the partners and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted. The measures being taken by service providers and government agencies to suppress the spread of COVID-19 infection may delay time to production of our planned abuse deterrent fentanyl transdermal system product and therefor delay the time of filing with FDA for approval.

Overview

Our primary business is the development of a portfolio of transdermal pharmaceutical products. Our lead product is our abuse deterrent fentanyl transdermal system which we are developing to provide clinicians and patients with an extended-release transdermal fentanyl product for use in managing chronic pain requiring around the clock opioid therapy combined with properties designed to help combat the opioid crisis by deterring the abuse and misuse of fentanyl patches. We believe that our abuse deterrent technology can be broadly applied to various transdermal products and our strategy is to follow the development of our abuse deterrent fentanyl transdermal system with the development of additional transdermal prescription products for pharmaceuticals that have risks or a history of abuse. We received on January 28, 2022 an Issue Notification from the United States Patent and Trademark Office (USPTO) for its United States patent entitled, “Abuse and Misuse Deterrent Transdermal System,” that protects our AVERSA™ transdermal abuse deterrent technology. In addition, we are developing a portfolio of transdermal pharmaceutical products to deliver commercially available drugs or biologics that are typically delivered by injection but with the potential to improve compliance and therapeutic outcomes.

We are proceeding with our development efforts with respect to these products and to performing contract services for a small number of customers. Because of both our financial position and the effects of the COVID-19 pandemic, our contract service business has also been scaled back. The description of our business in this annual report is based on our ability to raise significant financing or enter into a joint venture agreement with a third party that has the financial ability to fund the joint venture’s operations. We cannot assure you that we will be able to obtain necessary financing or enter into a joint venture agreement on reasonable, if any, terms. If we are not able to continue to obtain financing or enter into a joint venture agreement, we may not be able to continue in business.

Through July 31, 2018, our business was the development of a line of consumer and health products that are delivered through a transdermal or topical patch. Consumer products are products that are sold over the counter and do not require a prescription. Most of our consumer products require FDA approval for sale in the United States, and we have not sought to obtain, and we do not plan to seek to obtain, FDA approval to market these products in the United States at this time. Following our acquisition of Pocono, our focus is primarily now on providing contract manufacturing services and consulting services to 3rd party brands with no intention at this time to launch our own consumer products.

With our acquisition of 4P Therapeutics on August 1, 2018, our focus changed, and we are seeking to develop and seek FDA approval on a number of transdermal pharmaceutical products under development by 4P Therapeutics. As a result of the acquisition of 4P Therapeutics, we have pipeline of potential products.

4P Therapeutics has not generated any revenue from any of its products under development. Rather, prior to our acquisition, 4P Therapeutics generated revenue to provide cash for its operations through contract research and development and related services for a small number of clients in the life sciences field on an as-needed basis. We are, for the near term, continuing this activity, although we do not anticipate that it will generate significant revenues and, since our acquisition, it has generated a negative gross margin. We have no long-term contractual obligations, and either party can terminate at any time.

With the change in our focus, our capital requirements have increased substantially. The process of developing pharmaceutical products and submitting them for FDA approval is both time consuming and expensive, with no assurance of obtaining approval from the FDA to market our product in the United States. We have budgeted $5.0 million for research and development of our abuse deterrent fentanyl transdermal system, including clinical manufacturing and clinical trials that need to be completed in order to obtain FDA approval. However, the total cost could be substantially in excess of that amount.

On August 31, 2020, the Company entered into a Purchase Agreement (“Agreement”), with Pocono Coated Products (“PCP”), pursuant to which PCP agreed to sell the Company all of the assets associated with its Transdermal, Topical, Cosmetic and Nutraceutical business (the “Assets”). PCP is the manufacturer of our transdermal products, and we bought that business from them. The purchase price for the Assets was (i) $6,000,000 paid in shares of the Company’s common stock at a value of the average price of the previous 90 days at the date of Closing (the “Shares”); (ii) a promissory note of the Company in the principal amount of $1,500,000, which is due upon the earlier of (a) twelve (12) months from issuance, or (b) immediately following a capital raise of no less than $4,000,000 and/or a public offering of no less than $4,000,000. The note was repaid in full in October 2021. Subsequent to the repayment of the note, the Shares were released from escrow.

On October 5, 2021, the Company, having been approved for the listing of its common stock on The Nasdaq Capital Market effective October 1, 2021, consummated a public offering (the “IPO”) of units (the “Units”), of common stock and warrants that were offered in the IPO on The Nasdaq Capital Market, which included 1,231,200 (each a “Unit”), each Unit consisting of one share of common stock, par value $0.001 per share, and one warrant (each a “Warrant”) at a price of $5.36 per Unit. Each Warrant is immediately exercisable, will entitle the holder to purchase one share of common stock at an exercise price of $6.43 and will expire five (5) years from the date of issuance. The underwriters’ over-allotment option was exercised for 184,800 warrants to purchase shares of common stock bringing to total net proceeds to the Company from the IPO to $5,836,230. The shares of common stock and Warrants are separately transferred immediately upon issuance. As of_July 31, 2022, 457,795 Warrants issued in the IPO have been exercised, with net proceeds to the Company of $2,942,970.

On November 1, 2021, The Board of Directors adopted the 2021 Employee Stock Option Plan (the “Plan”). The Company has reserved 408,333 shares to issue and sell upon the exercise of stock options issued under the Plan. On November 3, 2021, the Company filed a Registration Statement on Form S-8, to register under the Securities Act of 1933, as amended, the 408,333 shares of common stock reserved for issuance under the Plan. On January 21, 2022, the Board approved options to purchase 190,751 shares of the Company’s common stock issued to executive officers and directors of the Company at a price of $4.16 ($4.58 per share for two of the officers as required by IRS rules).

The Company received a favorable verdict on July 13, 2022 from the Circuit Court, Orange County, Florida, providing for rescission of the Company’s 2017 acquisition of Advanced Health Brands and recovery by the Company of the 1,400,000 shares(adjusted for a 1-for-4 reverse stock split effective June 23, 2019 and the 7-for-six forward stock split effective August 15, 2022) of common stock issued in the acquisition, effectively allowing the Company on July 25, 2022 to cancel 1.4M shares of common stock held by the defendants.

Forward Split of our Common Stock.

On July 26, 2022, our Board of Directors approved the amendment to our Articles of Incorporation to effect a 7 for 6 forward stock split (the “Stock Split”) of our outstanding common stock We filed the amendment set forth in a Certificate of Change with the Secretary of State of Nevada on August 4, 2022. The 7:6 forward split was effective for trading purposes on the Nasdaq Capital Market on August 12, 2022. Each shareholder of record as of the August 15, 2022 record date received one (1) additional share of common stock for each six (6) shares held as of the record date. No fractional shares of common stock were issued in connection with the Stock Split. Instead, all shares were rounded up to the next whole share. In connection with the Stock Split, which did not require shareholder approval under the Nevada corporation law, the number of authorized shares of common stock of the Company was increased in the same ratio as the shares of outstanding common stock were increased in the Stock Split, from 250,000,000 authorized shares to 291, 666,666 authorized shares.

Results of Operations

Three Months Ended July 31, 2022 and 2021

For the three months ended July 31, 2022, we generated revenue of $ 456,149 and our costs of revenue were $304,353 resulting in a gross margin of $151,796. For the three months ended July 31, 2021, we generated revenue of $213,739 and our costs of revenue were $214,455, resulting in a gross loss of $716. Our revenue for July 31, 2022 was derived from sales of $ 394,904 from our Pocono Pharmaceutical segment and $61,245 from contract services from our 4P Therapeutics segment. The increase in revenue from the Pocono Pharmaceutical segment is primarily due to an increase in demand which has continued in the subsequent quarter. Since we do not have the funds for development of our lead product, the 4P Therapeutics fixed costs are allocated to the contract services that we perform for clients. Our cost of revenue for our contract research and development services represents our labor cost plus a modest amount of material costs which we passed on to the client. The Company moved from the 4P facilities, and many of the prior costs relating to the facility were not incurred.

For the three months ended July 31, 2022, our selling, general and administrative expenses were $908,173 primarily legal, accounting and administrative salaries compared to $509,219 for the three months ended July 31, 2021.The increase from 2021 is primarily attributable to increases in administrative salaries of $162,501and other overhead costs including professional fees and travel.

During the three months ended July 31, 2022, the Company incurred research and development expenses of its Aversa product of $ 277,869, primarily of salaries and development costs from Kindeva.

We incurred interest expense of $ 4,429 for the three months ended July 31, 2022, as compared to $41,019 for the three months ended July 31, 2021. Interest expense for 2021 was primarily attributable to the amortization of debt discounts.

As a result of the foregoing, we sustained a net loss of $1,038,675 or $(0.12) per share (basic and diluted) for the three months ended July 31, 2022, compared with a loss of $519,923, or $(0.08) per share (basic and diluted) for the three months ended July 31, 2021.

Six Months Ended July 31, 2022 and 2021

For the six months ended July 31, 2022, we generated revenue of $934,071and our costs of revenue were $581,789 resulting in a gross margin of $352,282. For the six months ended July 31, 2021, we generated revenue of $647,227and our costs of revenue were $409,606, resulting in a gross margin of $237,621. Our revenue for the six months ended July 31, 2022 was derived from sales of $796,894 from our Pocono Pharmaceutical segment and $137,177from contract services from our 4P Therapeutics segment. The increase in revenue from the Pocono Pharmaceutical segment is primarily due to an increase in demand which has continued in the subsequent quarter. Since we do not have the funds for development of our lead product, the 4P Therapeutics’ fixed costs are allocated to the contract services that we perform for clients. Our cost of revenue for our contract research and development services represents our labor cost plus a modest amount of material costs which we passed on to the client. The Company moved from the 4P facilities, and many of the prior costs relating to the facility were not incurred.

For the six months ended July 31, 2022, our selling, general and administrative expenses were $1,676,724 primarily legal, accounting and administrative salaries compared to $1,088,827 for the six months ended July 31, 2021.The increase from 2021 is primarily attributable to increases in administrative salaries of $310,467 and other overhead costs including professional fees and travel.

During the six months ended July 31, 2022, the Company incurred research and development expenses of its Aversa product of $ 395,683, primarily of salaries and development costs from Kindeva.

We incurred interest expense of $8,539 for the six months ended July 31, 2022, as compared to $81,888 for the six months ended July 31, 2021. Interest expense for 2021 was primarily attributable to the amortization of debt discounts.

As a result of the foregoing, we sustained a net loss of $ 1,728,664 or $(0.20) per share (basic and diluted) for the six months ended July 31, 2022, compared with a loss of $835,880, or $(0.11) per share (basic and diluted) for the six months ended July 31, 2021.

Liquidity and Capital Resources

As of July 31, 2022, we had $3,344,558 in cash and cash equivalents and working capital of $3,310,032, as compared with cash and cash equivalents of $4,891,868 and working capital of $4,686,112 as of January 31, 2022. The Company received proceeds of approximately $8.5 million from the completion of its public offering, exercise of warrants and the sale of common stock during the year ended January 31, 2022.

For the Six months ended July 31, 2022, we used cash of $1,652,750 in our operations. The principal adjustments to our net loss of $1,728,664 were depreciation and amortization of $156,146 and common stock issued from services of $93,1000.

For the Six months ended July 31, 2022, we used cash in investing activities of $68,009 primarily for the purchase of equipment.

For the Six months ended July 31, 2022, we provided cash in financing activities of $173,449 primarily from the proceeds of $296,875 from the exercise of warrants, offset from the purchase of treasury stock of $116,766.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Going Concern Assessment

Management assesses liquidity and going concern uncertainty in the Company’s condensed financial statements to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, management will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including timing and nature of projected cash expenditures or programs, its ability to delay or curtail expenditures or programs and its ability to raise additional capital, if necessary, among other factors. Based on this assessment, as necessary or applicable, management makes certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent it deems probable those implementations can be achieved and management has the proper authority to execute them within the look-forward period.

As of July 31, 2022, we had cash and cash equivalents of $3,344,558 and working capital of $3,310,032. For the six months ended July 31, 2022, the Company incurred an operating loss of $1,720,125 and use cash flow from operations of $1,652,750. The Company has generated operating losses since its inception and has relied on sales of securities and issuance of third-party and related-party debt to support cash flow from operations. In October 2021, the Company consummated a public offering and received net proceeds of $5,836, 230. The Company also received to date $3,239,845proceeds from the exercise of warrants.

Management has prepared estimates of operations for fiscal year 2022 and 2023 believes that sufficient funds will be generated from operations to fund its operations for one year from the date of the filing of these condensed consolidated financial statements, which indicates improved operations and the Company’s ability to continue operations as a going concern. The impact of COVID-19 on the Company’s business has been considered in these assumptions; however, it is too early to know the full impact of COVID-19 or its timing on a return to normal operations.

Management believes the substantial doubt about the ability of the Company to continue as a going concern is alleviated by the above assessment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates including, but not limited to, those related to such items as income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to a customer. The Company adopted the guidance under the new revenue standards using the modified retrospective method effective February 1, 2018 and determined no cumulative effect adjusted to retained earnings was necessary upon adoption. Topic 606 requires the Company to recognize revenues when control of the promised goods or services and receipt of payment is probable. The Company recognizes revenue based on the five criteria for revenue recognition established under Topic 606: 1) identify the contract, 2) identify separate performance obligations, 3) determine the transaction price, 4) allocate the transaction price among the performance obligations, and 5) recognize revenue as the performance obligations are satisfied.

Accounts receivable

Trade accounts receivables are recorded at the net invoice value and are not interest bearing. The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The Company determines its allowances by both specific identification of customer accounts where appropriate and the application of historical loss to non-applicable accounts. For the Six months ended July 31, 2022 and 2021, the Company recorded no bad debt expense for doubtful accounts related to account receivable.

Inventories

Inventories are valued at the lower of cost and reasonable value determined using the first-in, first-out (FIFO) method. Net realized value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods and work in process is comprised of material costs, direct labor costs and other direct costs and related production overheads (based on normal operating capacity). As of July 31, 2022 and January 31, 2022, 100% of the inventory consists of raw materials.

Intangible Assets

Intangible assets include trademarks, intellectual property and customer base acquired through business combinations. The Company accounts for Other Intangible Assets under the guidance of ASC 350, “Intangibles-Goodwill and Other.” The Company capitalizes certain costs related to patent technology. A substantial component of the purchase price related to the Company’s acquisitions have also been assigned to intellectual property and other intangibles. Under the guidance, other intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are tested annually for impairment. Trademarks, intellectual property and customer base are being amortized over their estimated useful lives of ten years.

Goodwill

Goodwill represents the difference between the total purchase price and the fair value of assets (tangible and intangible) and liabilities at the date of acquisition. Goodwill is reviewed for impairment annually on January 31, and more frequently as circumstances warrant, and written down only in the period in which the recorded value of such assets exceeds their fair value. The Company does not amortize goodwill in accordance with ASC 350. In connection with the Company’s acquisition of 4P Therapeutics LLC in 2018, the Company recorded Goodwill of $1,719,235. On August 31, 2020, in connection with the Company’s acquisition of Pocono Coated Products LLC and Active Intelligence LLC, the Company recorded Goodwill of $5,810,640. During the year ended January 31, 2022, the Company recorded an impairment charge of $2,180,836 reducing the Active Intelligence LLC Goodwill to $3,629,813. As of July 31, 2022 and January 31, 2022, Goodwill amounted to $5,349,039.

Long-lived Assets

Management reviews long-lived assets for potential impairment whenever significant events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, the resulting write-down would be the difference between the fair market value of the long-lived asset and the related book value.

Earnings per Share

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period.  Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock and potential shares of common stock outstanding during the period. Potential shares of common stock consist of shares issuable upon the exercise of outstanding options and common stock purchase warrants. As of July 31, 2022, and 2021, there were 1,570,955 and 165,468 common stock equivalents outstanding, that were not included in the calculation of dilutive earnings per share as their effect would be anti-dilutive.

Stock-Based Compensation

ASC 718, “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services, and, since February 1, 2019, non-employees, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). As of February 1, 2019, pursuant to ASC 2018-07, ASC 718 was applied to stock-based compensation for both employees and non-employees.

Research and Development Expenses

Research and development costs are expensed as incurred.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure controls and procedures.

As of the end of period covered by this report, we carried out an evaluation, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15. Based upon that evaluation, we concluded that our disclosure controls and procedures are not effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management has determined that our internal controls contain material weaknesses due to the absence of segregation of duties, as well as lack of qualified accounting personnel, and excessive reliance on third-party consultants for accounting, financial reporting and related activities. During the past fiscal year, we have added qualified accounting personnel, so the Company does not have to rely on third-party consultants. The Company has established additional monitoring controls over the financial statements. We have also improved our internal controls to provide for a detailed accounting review of all revenue items and accounts receivable and accounts payable transactions in connection with the entry and categorization of each transaction in the preparation of the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in internal controls over financial reporting.

No changes were made to our internal controls in the quarterly period covered by this report that have materially affected, or are reasonably likely materially to affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

On July 27, 2018, we commenced an action in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida, against Advanced Health Brands, Inc., and certain of its stockholders, together with a Motion for Temporary Injunction Without Notice and a Motion for Prejudgment Writ of Replevin arising from our decision to seek to rescind for misrepresentation the agreement by which we acquired Advanced Health Brands, Inc. for 1,250,000 shares of common stock valued at $2,500,000 and seek return of the shares. Following a three-day trial, on July 20, 2022, the Orange County Circuit Court entered a Final Judgment in favor of Nutriband for breach of contract, replevin and rescission to rescind in the May 22, 2017 Share Exchange Agreement involving Nutriband, Advanced Health Brands Inc., and TD Therapeutics Inc. The Court directed the return and cancellation of the 1,400,000 Nutriband shares (adjusted for the 1-for-4 reverse stock split effective June 23, 2019 and the 7-for-6 forward stock split effective August 15, 2022) previously issued to the Advanced Health Brand stockholders.

Thereafter, by Settlement Agreement and Release dated August 19,2022, all parties agreed that the above-referenced Final Judgment in favor of Nutriband is binding and enforceable, no appeal would be taken, related Ohio and New York lawsuits were dismissed and all of the original Nutriband share certificates issued to Raymond Kalmar, Paul Murphy, Michelle Polly-Murphy and John Baker were returned to Nutriband.

ITEM 1A. RISK FACTORS

You should carefully consider the key risks described below together with all of the other information included in this report and our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 28, 2022, before making an investment decision with regard to our securities. The risks set forth below and in our Form 10-K are not the only risks facing us. Additional risks and uncertainties may exist that could also adversely affect our business, prospects or operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or a significant part of your investment.

Because we are an early-stage company with minimal revenue and a history of losses and we expect to continue to incur losses for the foreseeable future, we cannot assure you that we can or will be able to operate profitably.

We did not generate any revenue prior to the quarter ended October 31, 2018 and, since then, we have reported only modest revenue from our pharmaceutical transdermal patch business. We are subject to the risks common to start-up, pre-revenue enterprises, including, among other factors, undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. Drug development companies typically incur substantial losses during the product development and FDA testing phase of the business and do not generate revenues until after the drug has received FDA approval, which cannot be assured, and until the company has started to sell the product. We can give no assurance that we can or will ever be successful in achieving profitability and the likelihood of our success must be considered in light of our early stage of operations. We cannot assure you that we will be able to operate profitably or generate positive cash flow. If we cannot achieve profitability, we may be forced to cease operations and you may suffer a total loss of your investment.

Because we do not have a product we can market in the United States, we cannot predict when or whether we will operate profitably.

We have not completed the development of our lead product, which is our abuse deterrent fentanyl transdermal system, and we do not have any product that we can market in the United States. Because of the numerous risks and uncertainties associated with product development, we cannot assure you that we will be able to develop and market any products or achieve or attain profitability. If we are able to obtain financing for our operations, we expect that we will incur substantial expenses as we continue with our product development and clinical trials. Further, if we are required by applicable regulatory authorities, including the FDA as well as the comparable regulatory agencies in other countries in which we may seek to market product, to perform studies in addition to those we currently anticipate, our expenses will increase beyond expectations and the timing of any potential product approval may be delayed. As a result, we expect to continue to incur substantial losses and negative cash flow for the foreseeable future.

A number of factors, including, but not limited to the following, may affect our ability to develop our business and operate profitably:

●	our ability to obtain necessary funding to develop our proposed products;

●	the success of clinical trials for our products;

●	our ability to obtain FDA approval for us to market any proposed product in our pipeline in the United States;

●	any delays in regulatory review and approval of product in development;

●	if we obtain FDA approval to market our product, our ability to establish manufacturing and distribution operations or entering into manufacturing and distribution agreements with qualified third parties;

●	market acceptance of our products;

●	our ability to establish an effective sales and marketing infrastructure;

●	our ability to protect our intellectual property;

●	competition from existing products or new products that may emerge;

●	the ability to commercialize our products;

●	potential product liability claims and adverse events;

●	our ability to adequately support future growth; and

●	our ability to attract and retain key personnel to manage our business effectively.

Our business is impacted by the following additional key risks:

●	Our business could be adversely affected by the effects of health pandemics or epidemics, including the recent outbreak of COVID-19, which was declared by the World Health Organization as a global pandemic, and is resulting in travel and other restrictions to reduce the spread of the disease, including state and local orders across the country, which, among other things, direct individuals to shelter at their places of residence, direct businesses and governmental agencies to cease non-essential operations at physical locations, prohibit certain non-essential gatherings, and order cessation of non-essential travel. The effects of these orders, government-imposed quarantines and measures we would take, such as work-from-home policies, may negatively impact productivity, disrupt our business and could delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which could disrupt our supply chain.

●	The FDA regulatory process may take longer and be more expensive than we anticipate without any assurance that we will obtain FDA approval.

●	If we are not able to obtain FDA approval for our lead product, we may not have the resources to develop any other product, and we may not be able to continue in business.

●	We may not be able to launch any products for which we receive FDA marketing approval.

●	We may not be able to establish a distribution network for the marketing and sale of any products for which we receive FDA approval.

●	We may not be able to establish manufacturing facilities in compliance with FDA good manufacturing practices or to enter into manufacturing agreements for the manufacture of our products in an FDA approved manufacturing facility.

●	It may be necessary to us to enter into a joint venture or other strategic relationship in order to develop, perform clinical testing for, manufacture or market any of our proposed products. We may not be able to enter into such a relationship, and any relationship may not be successful, and the other party may have business interests and priorities that are different from ours.

●	We are party to a settlement agreement with the SEC resulting from statements in our SEC filings that did not accurately reflect the FDA’s jurisdiction over our consumer products and did not disclose that we could not legally market these products in the United States. The settlement included a cease-and-desist order against violating the provisions of the Securities Exchange Act which require us to file accurate registration statements and annual reports with the SEC. Our failure to comply with our obligations under the settlement agreement could result in enforcement proceedings against us or our officers.

●	We may not be able to protect our rights in our intellectual property, and we may be subject to intellectual property litigation which would be expensive and disruptive of our operations even if we eventually prevail on the merits.

●	Unanticipated side effects or other adverse events resulting from the use of our product could require a recall of our products and, even if no recall is required, our reputation could be impaired by side effects.

●	We may not be able to evaluate potential acquisition candidates, with the result that we may not be able to benefit from the acquisition or integrate the acquired business with our business. We have recently incurred an impairment charge as a result of an acquisition when the intellectual property assets of the acquired company were not as represented. We cannot assure you that we will not incur similar or other problems with any future acquisitions.

●	We may fail to comply with all applicable laws and regulations relating to our product. We may have to change or adapt our operations in the event of changes in national, regional and local government regulations, taxation, controls and political and economic developments that affect our products and the market for our products;

●	We may be unable to accurately estimate anticipated expenses, capital requirements and needs for additional financing;

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibits
31.1	Section 302 Certificate of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 906 Certificate of Chief Executive Officer and Principal Financial Officer.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

In accordance with the requirements of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIBAND INC.

October 6, 2022	By:	/s/ Gareth Sheridan
Gareth Sheridan,
Chief Executive Officer
(Principal Executive Officer)

October 6, 2022	By:	/s/ Gerald Goodman
Gerald Goodman,
Chief Financial Officer
(Principal Financial and Accounting Officer)